INVEST IN **BEETEXTING**

Software that helps brands text with their prospects and customers


the
Solution
Beetexting allows
teams to text with
customers on
company lines.
Beetexting

beetexting.com Bloomington IL

Technology | Software | App | Telecommunications | B2B

LEAD INVESTOR

Timothy Hoerr CEO, Serra Ventures, LLC

Getting behind an investment should be a thoughtful and intentional process. It involves evaluating a number of factors, tangible and intangible. In my professional role as a venture capitalist, I have reviewed thousands of potential investments. I am very impressed with the combination of team, mission, product, market opportunity, and the value proposition of Beetexting. Of all those factors, perhaps most important for me is the team. Nag, Michael and Dhanasekar have a solid track record of past success. With the Beetexting product, their team has created a super solid offering that is delighting customers. At the core of their offering is a novel approach to what they call inspired communication. Believe me, the world could use a very strong dose of that right now. This is an opportunity built on a foundation of integrity and service. It's not a guarantee of future riches -- but it all adds up to a recipe for success in my book.

Invested $1,500 this round

Highlights

1. Beetexting is already built & ready to sell! Customers using it are happy; $27,000+ in product ARR!

2. Previously raised $280,000. Our early investors are founders of other successful tech companies!

3. $500,000+ in revenue from consulting services helped fund the development of the Beetexting product

4. Strong development team; 20+ developers in our wholly-owned subsidiary in Hyderabad, India.

4. Strong development team; 20+ developers in our wholly-owned subsidiary in Hyderabad, India.

5. Experienced co-founders in technology development and sales.

Our Team



Nageswar Bijivemula CEO at Beetexting

18+ years of experience in enterprise software product development for Fortune 30. MBA from Kellogg School of Management, Northwestern University.

We started Technocentra to make the same offshore development model that the fortune 500 use available to small and medium businesses. Ever since starting the services company, we knew we wanted to build our own software products so we were always searching for the perfect product to build. Working with our clients we found Beetexting!



Michael Somers COO at Beetexting

15+ years experience in technology/software sales. Built and sold a web design business while in college. Life's calling is to be on teams building software.



Dhanasekar Sivasankaran CTO at Beetexting

23+ years of experience building enterprise software for Fortune 100 companies. Leading global teams with expertise in web, mobile, cloud, DevOps, security & big data.



Jeff Leverton Director of Business Development

25+ yrs of experience in building collaborative relationships with board members, employees, customers, and corporate partners as CEO of a 250 person team. Certified Focal Point business coach.



Matt Hughes Board Member / Investor

As CEO of Mirus Research, Matt and his team have been providing custom digital and software solutions to some of the most recognizable brands on the Fortune 100 list.



Erik Barnlund Board Member / Investor

As CEO of Mavidea Technology Group & Maxlider Brothers Customs; Erik and his team have been providing technology services for 15+ years. Under Erik's leadership, Maxlider has become an internationally recognized brand with over 250k followers.



Jake Davis Board Member / Investor

As co-founder and COO of Mavidea Technology Group & Maxlider Brothers Customs; Jake has implemented countless systems and operational efficiencies to help these companies thrive. MBA from Illinois State University School of Business.

Who We Are

> *In everything we do, we hold that inspired communication builds better relationships that move more value and ultimately make the world a better place.*

> *We build software that helps business people do what they do best: develop an empathetic mindset for their customers so they can serve them better than anyone else.*

> *Our highest aim is to transform simple everyday communication tasks into experiences that build personal bonds, increasing the depth of trust and level of service a relationship can reach.*

> *If this sounds like something you believe in, I think you'll love being a part of Beetexting!*

> *-Nageswar Bijivemula, CEO at Beetexting*

Technocentra Group is a software consultancy and we are launching our own software-as-a-service (SaaS) product to help teams communicate with their customers thru text messaging; it's called Beetexting!


Beetexting
A beeline to
deeper customer
relationships.

We've been helping our clients with their custom software development needs for 3+ years. At the same time, we've been searching for the perfect product to

build. While working with our clients we found that there is so much texting going on in business but on personal lines. This can be a bit clunky. So we started testing a purpose-built solution for teams to text with their customers and prospects in a personal way. Our clients loved the ideas so we started building Beetexting in the background - methodically working with our Beta users to listen to what they wanted in a communication app and build it for them!

Emails & Phone Calls Aren't Always a Great Option.



the Problem
5
People prefer texts over phone calls and email but companies don't have a simple way to manage personal one-to-one texts.

We all know that phone calls and emails are good for some things but so much is better done with texting. That's why we all text so much in our personal lives! Beetexting helps take the texting we're all doing with customers anyway, to the next level.

Taking a Beeline to the Customer!



the Solution
Beetexting allows teams to text with customers on company lines.

Adding business-grade team-centric features to texting gives companies the confidence they need to know they can keep things organized, compliant and secure when texting with customers. This means teams can now benefit from the reason we all text; it's easy, convenient, personal, and helpful! When your customers can text your team, your customers are happy!

A Winning Solution for Teams!


key
Features
Texting Platform for
Collaboration + Teamwork
Pay by Text
Broadcast Messages
Collect Reviews by Text
Automations
Marketing Sequences
Marketing Campaigns
Team Chat
Tag Teammates
Scheduled Messages
Shared Inboxes
Transfer Conversations
Mark as Resolved

Beetexting team-centric features are easy to use. Our customers tell us they love Beetexting's user experience. That's why they reach for Beetexting when they're looking to delight their customers and prospects with timely personal communication. Automations extend their reach and help them do even more for their customers!

The Communication Advocate.


key
Features
PART 2
The Communication Advocate
Message Delivery Delay
Reflections
Branded Reflections
Good Listener Alert
Beetexting
Hi Luke. We're way behind on this because I haven't heard from you. I need an update now.
Is this full of grace?

While Beetexting can help companies blast out marketing texts to targeted

While Beetexting can help companies blast out marketing texts to targeted customer segments, create automated marketing sequences, appointment reminders, pay-by-text, and collect online reviews by text, the core of Beetexting is in the power of texting; personal communication that helps build deep relationships.

The Communication Advocate has been met with rave reviews! Our customers love how these features balance pausing for reflection with the need for responsive communication. Branded reflections help organizations stay on brand as a team!

Honey in the Bank!


20+
developers in ODC
$27,000+
Product ARR
REVENUE
2020
$180,000+
2021
$270,000+
40+
organizations
100,000+
messages

Technocentra Group has a fully-owned subsidiary in Hyderabad, India with a team of 20+ developers (including 17 full-time employees). From the beginning, we built our consultancy using the same offshore development model used by the fortune 500 but we offer our services to small and medium businesses.

Our team started small, took on just over $280,000 in capital, and has grown to break-even operations through our custom software work for our services clients (our services revenue funds service delivery and a portion of Beetexting's development). At the same time, we've grown Beetexting to over $27,000 in annual recurring revenue (ARR) thru our 40+ customers!

Busy Bees!


Timeline
Began Development


Q3 2020
Alpha Launch
Q1 2021
Beta Launch
Q3 2021
Planned Launch
Q1 2022, Hire Sales + Marketing

We've been working diligently to build Beetexting with our customers. To date we've had no full-time salespeople and done little marketing, most everything has been word-of-mouth. Now that customers are happy, it's time to invest in a sales and marketing team for Beetexting and grow!

A Beeline to the Market!


Strategy
USE OF FUNDS
• Services fund ongoing development
• Leverage strategic partners 150+ clients to select industries
• Target select industries & develop deep integration with their software
• Direct selling
55%
SALES
20%
MARKETING
15%
DEVELOPMENT
10%
OTHER

Our plan is to continue to grow our services business thru strategic partnerships and word-of-mouth. The margin from this work will continue to underpin Beetexting's development team. This means the majority of investment dollars go straight into growth through sales and marketing!

Some of our early investors are founders of other tech companies. These companies have over 150+ customers who range from local small businesses to Fortune 40 companies. Our plan is to continue to work with these customers to find industry verticals that we can develop deep integrations within. These deep integrations can position Beetexting as a go-to option in these industries. From here our direct sales team will work to add new customers within these verticals. We've already found a few great industries with this strategy for our direct sales team to call on.

That's a Big Pot of Honey!

That's a Big Pot of Honey!



A2P Messaging Market
2021
76.6B
Global (TAM)
20.7B
USD
US and Canada (SAM)
2028 PROJECTED
103.3B
Global (TAM)
26.2B
USD
US and Canada (SAM)

The A2P (application-to-person) messaging market is projected to grow at a compounding annual growth rate of 4.32%. The COVID-19 pandemic has, and we expect will continue, to increase the adoption of A2P texting within organizations. The Total Available Market (TAM) represents the size of the global A2P market while the Serviceable Available Market (SAM) represents the opportunity in the US and Canada; our current target market.

A Strong & Experienced Team!



Team
Nageswar Bijivemula
CEO
18+ years of experience in enterprise software product development. MBA from Kellogg School of Management, Northwestern University.
Michael Somers
COO
15+ years experience in technology/ software sales. Studied Entrepreneurship at Illinois State University. Loves being part of teams building software!
Dhanasekar Sivasankaran
CTO
23+ years of experience as Project Manager/Solution Architect in IT industry, building systems using J2EE/ Big Data(Hadoop)/AWS technologies.
Jeff Leverton
Dir. of Business Development
25+ yrs of experience in building collaborative relationships with board members, employees, customers, and corporate partners as CEO of a 250 person team.
Matt Hughes
Board Member / Investor
As CEO of Mirus Research Matt and his team have been providing custom digital and software solutions to some of the most recognizable brands on the Fortune 100 list.
Erik Barnlund
Board Member / Investor
As CEO of Mavidea Technology Group & Maxlider Brothers Customs; Erik and his team have been providing technology services for 15+ years.
Jake Davis
Board Member / Investor
As co-founder and COO of Mavidea Technology Group & Maxlider Brothers Customs; Jake has implemented countless systems and operational efficiencies to help these companies thrive.
20+ development team in Hyderabad, India

Our plan is to raise this seed round of $1M to validate our ability to deploy capital efficiently thru planned sales and marketing channels. Our current business goal is to reach 350 paying subscribers by Oct 1st, 2022 acquired at a ratio of at least 4:1, CLTV:CAC (customer life time value to customer acquisition cost), on a rolling 30-day avg. We believe meeting this goal will allow us to attract capital for a second seed round of $5M, which will be used to scale. From here our plan is to

seek further growth capital thru series A, etc to IPO.

We'd love for you to invest in Beetexting and join our team! Please visit beetexting.com to learn more about the product or check out these quick promotional videos:

Why we Built Beetexting?

~1 min video on why we built Beetexting:


Business Text Messaging Platform for Teams
Watch later
Share
Watch on YouTube

What is Beetexting?

~1 min video on how Beetexting works:


Business Texting CRM for Sales and Service Teams
Watch later
Share
CALL OR TEXT
(309) 605-0390
Watch on YouTube